Exhibit 21.1

Subsidiaries as of January 31, 2019*

Name	Jurisdiction of Incorporation or Organization
8.5x14 Media Corp.	Canada
Coupa Deutschland GmbH	Germany
Coupa Operations, Inc.	Delaware
Coupa Operations, S de R.L. de C.V.	Mexico
Coupa Serviços Em Tecnologia Da Informação E Marketing Promocional Ltda.	Brazil
Coupa Software Australia Pty Ltd.	Australia
Coupa Software Godo Kaisha	Japan
Coupa Software India Private Limited	India
Coupa Software Proprietary Limited	South Africa
GTCR/Opus Blocker Corporation	Delaware
Hiperos LLC	Delaware
Simeno Holding AG	Switzerland
Trade Extensions TradeExt AB	Sweden
Vinimaya LLC (dba Aquiire Inc.)	Delaware

*  Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.